As filed with the United States Securities and Exchange Commission on October 20, 2017	333-220961

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Whitbread PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eight Avenue 13th Floor

New York, NY 10011

(212) 590-9330

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified percentage of one ordinary share of Whitbread PLC	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”), included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt – Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraph (15)

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraphs (12); Reverse of Receipt – Paragraphs (14) and (15)

	(v)	The sale or exercise of rights	Face of Receipt – Paragraphs (2) and (6)(13); Reverse of Receipt – Paragraphs (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt – Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Face of Receipt – Paragraphs (6) and (10) Reverse of Receipt – Paragraphs(15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt – Paragraph (9)

Item 2.		AVAILABLE INFORMATION	Face of Receipt – Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Whitbread PLC publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.whitbread.co.uk) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, dated as of , 2017, by and among Whitbread PLC, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Whitbread PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 19, 2017.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Whitbread PLC

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Whitbread PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in England, on October 19, 2017.

Whitbread PLC

By:	/s/ Nicholas Cadbury
Name:	Nicholas Cadbury
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 19, 2017.

Signatures	Capacity

/s/ Richard Baker*	Chairman of the Board of Directors
Richard Baker

/s/ Alison Brittain*	Chief Executive Officer and Director
Alison Brittain

/s/ Nicholas Cadbury*	Chief Financial Officer and Director
Nicholas Cadbury

/s/ David Atkins*	Director
David Atkins

/s/ Adam Crozier*	Director
Adam Crozier

/s/ Chris Kennedy*	Director
Chris Kennedy

/s/ Louise Smalley*	Director
Louise Smalley

/s/ Deanna Oppenheimer*	Director
Deanna Oppenheimer

Director
Susan Taylor Martin

/s/ Donald J. Puglisi*	Authorized U.S. Representative
Donald J. Puglisi

*By:	/s/ Nicholas Cadbury
Name:	Nicholas Cadbury
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement